Samdrew III, Inc.
                            970 Browers Point Branch
                          Hewlett Neck, New York 11598

                                                                    June 6, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   Samdrew III, Inc.
           Application for Withdrawal of Registration Statement on Form SB-2 SEC File No. 333-120285


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Samdrew III, Inc. (the "Company") respectfully requests withdrawal of the initial Registration Statement on Form SB-2 along with all exhibits and amendments thereto (collectively, the "Registration Statement") to the above referenced filing.

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 8, 2004, in connection with the proposed initial registration of the Company's common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. Accordingly, we respectfully request the withdrawal of this Registration Statement. The Company has decided that it does not wish to proceed with its initial registration at this time.

Please contact David Feldman at 212-869-7000 if you have any questions regarding this request for withdrawal.

Sincerely,

Samdrew III, Inc.

By:  /s/ David Feldman
Name:    David Feldman
Title:   President